Charles J. Bair

+1 858 550 6142

cbar@cooley.com

September 14, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Allogene Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted August 10, 2018
CIK No. 0001737287

Dear Ms. Aldave:

On behalf of Allogene Therapeutics, Inc. (“Allogene” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 6, 2018 (the “Comment Letter”), relating to the above referenced confidential draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your statements regarding the “unprecedented efficacy data” of autologous cell therapies; that your platform “builds on the success of autologous therapy”; and that you have a “deep pipeline” of product candidates targeting “multiple validated . . . antigens.” As currently drafted, these statements could imply that the FDA has approved, or will more easily approve, your product candidates. Please revise throughout the prospectus to remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why these statements are appropriate given the stage of your product candidates.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 14, 2018

Page Two

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 69, 82, 88, and 93 of the Registration Statement. In addition, the Company has added prominent cautionary language to the first paragraph of page 1 regarding the discussion of autologous therapies in the Registration Statement.

Our Pipeline, page 2

2.	Please quantify and describe the most common adverse events you reference in the carryover bullet point at the top of page 3 or include a cross-reference to the discussion on page 97.

Response: In response to the Staff’s comment, the Company has included a cross-reference in the carryover bullet point at the top of page 3 to the discussion on page 98 of the Registration Statement.

3.

Please either identify the “multiple undisclosed” programs or remove them from the pipeline table here and on pages 82 and 93. The table is intended to provide information about your product candidates in development that are reasonably likely to result in an approved product in the foreseeable future. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table.

Response: In response to the Staff’s comment, the Company has removed the references to “Multiple Undisclosed” in the pipeline tables on pages 2, 83 and 94 of the Registration Statement.

4.	Please clarify what you mean by the “complete response” and “minimum residual disease negative” in the carryover paragraph at the top of page 3.

Response: In response to the Staff’s comment, the Company has included the requested clarifications in the carryover bullet point at the bottom of page 2 and the top of page 3 of the Registration Statement.

5.	Please include columns for Phase 2 and Phase 3 in your product pipeline table here and on pages 82 and 93.

Response: In response to the Staff’s comment, the Company has revised the product pipeline tables on pages 2, 83 and 94 of the Registration Statement to include columns for Phase 2 and Phase 3.

Implications of Being an Emerging Growth Company, page 6

6.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance of Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff with copies of this slide presentation under separate cover contemporaneously herewith.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 14, 2018

Page Three

Use of Proceeds, page 58

7.

We note your disclosure that you intend to use net proceeds to fund portion of the costs for the ongoing UCART19 CALM and PALL clinical trials; the planned UCART19 CALM II and PALL II clinical trials; the planned clinical trial of ALLO-501; and the planned clinical trial of ALLO-715. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure to page 59 of the Registration Statement to better inform investors about the near-term clinical trials expected to be completed with the net proceeds from the offering, the uncertainty regarding predicting clinical trial costs, and the expectation that additional funding may be required to complete longer-term clinical trials.

Certain Relationships and Related Party Transactions

Investor Agreements, page 156

8.

To the extent any of the amended and restated investor rights agreements, amended and restated voting agreement, and amended and restated right of first refusal and co-sale agreement will remain in effect after the initial public offering, please describe their material terms and file them as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company’s voting agreement and right of first refusal and co-sale agreement will terminate in their entirety upon the closing of the initial public offering, and that only the registration rights of the Company’s investors’ rights agreement will remain in effect after the initial public offering. In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement to correct the references to the agreements listed in the Staff’s comment. The Company is publicly filing a copy of the investors’ rights agreement, as amended subsequent to the submission of the DRS, as an exhibit to the Registration Statement.

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Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 14, 2018

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair Cooley LLP

cc:	David Chang, M.D., Ph.D., Allogene Therapeutics, Inc.
Charles S. Kim, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com